March 22, 2016

VIA ELECTRONIC TRANSMISSION

Mr. Chad Eskildsen

Senior Staff Accountant

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Follow Up to Response to Staff Comments Regarding AmericaFirst Quantitative Funds June 2015 Annual Report and Related Matters

(File Nos. 333-179594; 811-22669)

Dear Mr. Eskildsen:

This correspondence is submitted as a follow up to the first response letter dated January 11, 2016, to the Staff's comments received on December 14, 2015 related to the June 30, 2015 annual report ("Annual Report") for AmericaFirst Quantitative Funds (the "Registrant") on behalf of the AmericaFirst Defensive Growth Fund, AmericaFirst Income Trends Fund, AmericaFirst Absolute Return Fund, AmericaFirst Quantitative Strategies Fund and AmericaFirst Seasonal Trends Fund, each a series of the Registrant (each a "Fund" or together the "Funds"). We have included a summary of the relevant comment and the Registrant's follow up response thereto.

Original Comment 4

Growth Fund Class I Expense Cap – The Fund's financial highlights show the Fund incurred net expenses of 2.07% for the fiscal year ended June 30, 2015, yet the expense cap states that the Fund's investment adviser caps expenses at 1.94%. Please explain this apparent discrepancy.

Follow Up Response

The Registrant notes that after review it has determined that the expense cap, which excluded certain items such as acquired fund fees and expenses, was calculated incorrectly due to human error. The Registrant further determined that the expense cap calculation error did not persist past June 30, 2015. The Registrant has corrected the Class I net asset value in accordance with SEC guidance on this topic.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport